EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
ATA Inc.:
We consent to the use of our reports dated July 7, 2010, with respect to the consolidated balance sheets of ATA Inc. and subsidiaries as of March 31, 2010 and 2009, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended March 31, 2010 and the effectiveness of ATA Inc.’s internal control over financial reporting as of March 31, 2010, which reports appear in the March 31, 2010 annual report on Form 20-F of ATA Inc.
/s/ KPMG
Hong Kong, China
August 12, 2010